(212) 318-6054

vadimavdeychik@paulhastings.com

May 24, 2018

David L. Orlich

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Re:	Gabelli NextShares Trust (the “Trust”) on behalf of the Gabelli Pet Parent FundTM—Companion Pets, Their Parents, and The Ecosystems (the “Fund”) File Number: 333-211881

Dear Mr. Orlich:

This letter responds to oral comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the undersigned on May 22, 2018, with respect to the Post-Effective Amendment No. 7 to the registration statement on Form N-1A for the Fund (the “Registration Statement”), which was filed with the Commission on April 4, 2018 (SEC Accession No. 0001133228-18-001865).

For your convenience, the substance of the Staff’s comments has been restated below to the best of the Trust’s understanding. The Trust’s responses to each comment are set out immediately under the restated comment. Defined terms, unless otherwise defined herein, shall have the same meanings ascribed to them in the Registration Statement.

Comment 1: Please confirm whether the full name “Gabelli Pet Parent FundTM—Companion Pets, Their Parents, and The Ecosystems” will be used in the marketing materials for the Fund.

Response: Confirmed. The full name will be used in marketing materials for the Fund.

Prospectus

Comment 2: Please confirm that the estimated expenses relating to short selling are included in the Annual Fund Operating Expenses Table.

Response: The Trust respectfully submits that to the extent the Fund engages in short selling transactions, expenses related to such transactions will be reflected in the Table, as required under Form N-1A.

Comment 3: Please confirm that the expense waiver described in footnote 2 to the Annual Fund Operating Expenses Table will be in effect for at least one year.

Response: Confirmed.

Comment 4: Please confirm whether the Expense Example reflects the expense waiver. If it does, please also confirm that the expense waiver will be reflected in the Expense Example only for the period during which it is contractually bound to continue.

Response: Confirmed, the Expense Example reflects the expense waiver and it will be reflected for the time period that it is contractually bound to continue. The Trust respectfully submits that it will add appropriate disclosure to the Expense Example.

Comment 5: In the Principal Investment Strategies section of the Prospectus, please revise the definition of Pet Industry. Please note that we believe the current definition is overly broad.

Response: The Trust respectfully submits that the definition of Pet Industry has been revised to read:

The pet industry includes companies that offer services and products for pets and pet owners (“Pet Parents”). Such companies will generally derive at least 50% of their revenues or profits from, or will devote at least 50% of their assets to the following sectors: manufacturers and distributors of pet food, pet supplies, veterinary pharmaceuticals, veterinary wellness, veterinary and other pet services, pet equipment, pet toys, products and services that support Pet Parents regarding their pet activities and any other sector that supports the well-being of pets and Pet Parents (hereinafter the “Pet Industry”).

Comment 6: Please explain how equipment, recreation, agriculture and infrastructure relate to the Pet Industry. Please also clarify what is meant by “offer services, support and products for pets and pet owners.”

Response: Please see our response to Comment number five.

Comment 7: Please confirm and add disclosure that each of the issuers captured in the 80% Policy will derive at least 50% of its revenues or profits from, or will devote at least 50% of its assets to, the Pet Industry.

Response: Please see our response to Comment number five.

Comment 8: Please revise the Principal Investment Strategies section to add disclosure regarding the types of securities the Fund will invest in.

Response: The Trust respectfully submits that it has revised the applicable disclosure, in relevant part, to read:

Under normal market conditions, the Gabelli Pet Parent Fund invests at least 80% of its net assets, plus borrowings for investment purposes, in common and preferred shares of publicly traded domestic and foreign companies of all capitalization ranges in the pet industry.”

Comment 9: If the Fund will be sold through an insured depository institution, please provide the disclosure required by Item 4(b)(1)(iii) of Form N-1A.

Response: The Trust respectfully submits that at this time it does not anticipate the Fund being sold through insured depository institutions.

Comment 10: With respect to the Fund’s Industry Concentration Risk, please provide clarification to the definition of Pet Industry. Please revise where applicable.

Response: The Trust respectfully submits that the Industry Concentration Risk has been revised to read:

The Fund invests a significant portion of its assets in companies in the Pet Industry, which includes manufacturers and distributors of pet food, pet supplies, veterinary pharmaceuticals, veterinary wellness, veterinary and other pet services, pet equipment, pet toys, pet product and services that support Pet Parents regarding their pet activities. As a result, the value of the Fund’s shares will be more susceptible to the factors affecting those particular types of companies, including government regulation, greater price volatility for the overall market, rapid obsolescence of products and services, intense competition, and strong market reactions to pet- or industry-related developments.

Comment 11: Please provide disclosure required by Item 9 of Form N-1A, specifically with respect to frequent trading and concentration.

Response: The Trust respectfully submits that it has revised the Investment Objectives, Investment Strategies, and Related Risks portion of the Prospectus to add disclosure regarding concentration and frequent trading.

Comment 12: Please consider revising the Foreign Securities Risk on page 8 of the Prospectus, to address reduced levels of governmental regulation of foreign securities markets, difficulties in transaction settlements in foreign securities markets and how this may impact shareholder equity, and different accounting, auditing, and financial standards applicable to foreign securities markets.

Response: The Trust respectfully submits that the below revisions have been made to the Political Risk and Pricing Risk bullets under the Foreign Securities Risk factor. In addition, the Political Risk bullet has been renamed Regulatory Risk:

•	Regulatory Risk – Foreign governments may expropriate assets, impose capital or currency controls, impose punitive taxes, or nationalize a company or industry. Any of these actions could have a severe effect on security prices and impair the Fund’s ability to bring its capital or income back to the United States. Other political risks include economic policy changes, social and political instability, military action, and war. In addition, issuers in which the Fund invests in may be located in certain foreign markets that have less developed accounting, auditing and financial standards. As a result, such issuers may be disproportionately impacted than issuers located in markets that have well developed accounting, auditing and financial standards.

•	Pricing Risk - To the extent that the underlying securities held by the Fund trade on foreign exchanges that may be closed when the securities exchange on which the Fund’s shares trade is open, there may be deviations between the current price of an underlying security and the last quoted price for the underlying security. In addition, there may be deviations between the market price of Fund shares and the value of the underlying foreign securities held by the Fund. Moreover, because of differences in settlement times and/or foreign market holidays, Fund’s ability to buy, sell, transfer, receive, deliver or otherwise obtain exposure to foreign securities may be restricted and as a result, this may negatively impact a shareholder’s investment in the Fund.

Comment 13: On page 12 of the Prospectus, please revise Daniel M. Miller’s start date as a portfolio manager of the Fund.

Response: The Trust respectfully submits that the relevant disclosure has been revised.

Comment 14: Please delete the section titled Index Descriptions.

Response: The Trust respectfully submits that this section has been deleted.

Comment 15: In the Buying and Selling Shares section of the Prospectus, please consider adding disclosure to note any applicable tax consequences associated with buying and selling Fund shares.

Response: The Trust respectfully submits that the section has been revised to note that shareholders may experience adverse tax consequences as a result of frequent trading.

Comment 16: Please confirm whether Acquired Fund Fees and Expenses (“AFFE”) should be included in the Annual Fund Operating Expenses Table.

Response: The Trust respectfully submits that consistent with the requirements under Form N-1A, at this time, no additional disclosures are necessary with respect to AFFE.

Statement of Additional Information

Comment 17: Please provide a description of Mr. Fahrenkopf’s role as Lead Independent Trustee.

Response: The Trust respectfully submits that the applicable language has been revised to state the following:

Overall responsibility for general oversight of the Fund rests with the Board. The Board has appointed Mr. Fahrenkopf as the Lead Independent Trustee. The Lead Independent Trustee presides over executive sessions of the Trustees and also serves between meetings of the Board as a liaison with service providers, officers, counsel, and other Trustees on a wide variety of matters including scheduling agenda items for Board meetings. Designation as such does not impose on the Lead Independent Trustee any obligations or standards greater than or different from other Trustees.

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Should you have any questions regarding the foregoing, please do not hesitate to contact the undersigned at the number listed above. Thank you.

Very truly yours,

/s/ Vadim Avdeychik

Vadim Avdeychik

for Paul Hastings LLP